3704 North Charles Street
Apartment 404
Baltimore, MD, 21218
November 2, 1998


Mr. Les Goldberg, President
Bowl America, Inc.
Box 1288
Springfield, VA.
22151

Dear Les:

It is with deep regret that I find it necessary to tender my resignation from the Board of Bowl America effective immediately.

Over the past year it has become evident that my interests and goals are increasingly at variance with the rest of the Board. Consequently, my continued involvement can only create an atmosphere of disharmony which is not in the best interest of the company. I appreciate the opportunity to interact with and learn from all of the board members and wish you well in your future endeavors.

Sincerely,

Joan
Joan Sobkov